February 7, 2019

Michael Gray
President, Chief Executive Officer, Chief Financial Officer
Arsanis, Inc.
890 Winter Street, Suite 230
Waltham, MA 02451

       Re: Arsanis, Inc.
           Registration Statement on Form S-3
           Filed January 25, 2019
           File No. 333-229377

Dear Mr. Gray:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Todd Schiffman at 202-551-3491 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Healthcare & Insurance